UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): May 14, 2018

Sigmata Electronics, Inc.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

81-1253192

(I.R.S. Employer Identification No.)

780 Reservoir Avenue, #123

Cranston, RI, 02910

 (Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (401) 714-5337

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $0.0001

Item 4. Changes in Issuer’s Certifying Accountant

“We”, “the Company”, “Sigmata Electronics”, and “Sigmata” refer to Sigmata Electronics, Inc.

(a) Dismissal of Independent Accounting Firm

On May 14, 2018, our board of directors determined that it is in the best interests of the Company to dismiss the Company’s former independent accounting firm, MaloneBailey, LLP, (“MB”) and appoint M&K CPAS, PLLC, (“M&K”) as the Company’s independent accounting firm for the fiscal year ending February 28, 2018.

MB’s audit report on the Company’s financial statements for the fiscal year ended February 28, 2017 did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to any uncertainty, audit scope or accounting principle except to indicate that there was substantial doubt about the Company’s ability to continue as a going concern.

During the fiscal year ended February 28, 2017 and through the subsequent date of dismissal, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and MB on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to MB’s satisfaction, would have caused MB to make reference to the matter in their report. During the fiscal year ended February 28, 2017 and through the subsequent date of dismissal there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K) except to communicate material weaknesses to management.

The Company has provided MB with a copy of this Current Report on Form 1-U and requested that it provide the Company with a letter addressed to the Securities and Exchange Commission (the “SEC”) indicating whether MB agrees with the disclosures contained herein and, if not, the respects in which it is not in agreement. A copy of MB’s letter, dated May 18, 2018, is filed as Exhibit 9.1 to this Current Report on Form 1-U.

(b) Appointment of Independent Accounting Firm

On May 14, 2018, our board of directors approved and engaged M&K as the Company’s new independent accounting firm. During the fiscal years ended February 28, 2018 and February 28, 2017 and through the subsequent date of engaging M&K, neither the Company nor anyone acting on its behalf has consulted with M&K regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that M&K concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

Exhibits:

Exhibit No.	Description (Name)

9.1	Letter from MB dated May 18, 2018 (1)

____________________

(1)	Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGMATA ELECTRONICS, INC.

Date: May 21, 2018	By:	/s/ Paul Moody
Paul Moody
Chief Executive Officer